Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 21 of our 2005 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of May 5, 2006.

In January 2006, Rogers Communications Inc. (“RCI”), the parent of Rogers Cable Inc., completed a reorganization whereby Rogers Cable Inc. acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. (“RTHI”). The operations of RTHI’s subsidiaries (collectively, “Telecom”) had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Rogers Cable Inc. As a result of this reorganization and corresponding changes in management reporting, the reportable segments of Rogers Cable Inc. changed effective January 2006 as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores.

In this MD&A, the terms “Cable and Telecom”, “we”, “us”, and “our” refer to Rogers Cable Inc. References to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are Canada’s largest cable television company and also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies.

Our Cable and Internet segment serves approximately 2.3 million basic cable subscribers at March 31, 2006, representing approximately 29% of basic cable subscribers in Canada. At March 31, 2006, we provided digital cable services to approximately 963,300 households and residential Internet service to approximately 1.2 million subscribers.

Through our Rogers Home Phone segment, we also offer local telephone and long distance to residential customers through voice-over-cable and circuit-switched technologies. We target Canada’s largest metropolitan areas and have almost 500,000 subscriber lines as at March 31, 2006.

Rogers Cable Inc.	1	First Quarter 2006

Our Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. Large businesses include financial institutions and national retailers as well as other large users of telecommunications services, such as other communications companies and various levels of government. We also market a full range of data and IP services for multi-site connectivity, remote access to corporate information resources and Internet access. Value-added services such as managed network services (“MNS”) and bundled applications such as video conferencing enable us to tailor solutions specifically to customers’ business needs. Our data services portfolio includes: traditional transport services such as digital private line; frame relay and Asynchronous Transfer Mode (“ATM”); data services such as transparent LAN services (“TLS”); IP virtual private networks (“IP VPN”) for remote access service and IP VPN for multi-site networks; and MNS such as router management and reporting.

We also offer digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 313 Rogers Video stores at March 31, 2006, many of which provide customers with the ability to purchase Rogers’ products and services, to pay their Rogers’ cable television, Internet, phone, or wireless bills and to pick up or return Rogers set top box and cable modem equipment.

We remain focused on offering customers bundled product solutions with all services on one bill, offering a seamless communications solution from a single provider which increases both revenue per customer and total customer life through reduced churn.

BASIS OF PRESENTATION

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. (“RTHI”).

On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to Rogers Cable Inc.

As mentioned above, as a result of the reorganization and corresponding changes to our management reporting, our reportable segments changed effective January 2006 as follows: Cable and Internet; Rogers Home Phone; Rogers Business Solutions; and Video Stores.

In accordance with GAAP as it applies to such transfers of ownership interests within a group of companies subject to common control, the comparative figures presented in the consolidated financial statements and this MD&A have been restated to reflect the financial position and the results of operations of Cable and Telecom as if Rogers Cable Inc. and these former operating subsidiaries of RTHI had been combined since their inception. Therefore, the reported income of Cable and Telecom includes the income of these former operating subsidiaries of RTHI for all of 2005, not just from the July 1, 2005 date when RCI acquired RTHI. Additionally, comparative balance sheet information at December 31, 2005 reflects the combined financial position of Rogers Cable Inc. and the operating subsidiaries of RTHI.

Rogers Cable Inc.	2	First Quarter 2006

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

For the Three Months Ended March 31, 2006

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Operating revenue
Cable	$342.5	$318.0	7.7
Internet	122.2	105.9	15.4
Rogers Home Phone	80.4	73.5	9.4
Rogers Business Solutions	148.9	141.0	5.6
Video Stores	81.0	83.6	(3.1)
Intercompany eliminations	(1.0)	(0.9)	11.1
Total operating revenue	774.0	721.1	7.3

Operating expenses
Cable and Internet	269.1	246.4	9.2
Rogers Home Phone	75.7	59.5	27.2
Rogers Business Solutions	136.1	123.9	9.8
Video Stores (2)	79.5	76.4	4.1
Integration costs (3)	2.9	-	n/a
Management Fees	15.5	10.1	53.5
Intercompany eliminations	(1.0)	(0.9)	11.1
Total operating expense	577.8	515.4	12.1

Operating profit (1)
Cable and Internet	195.6	177.5	10.2
Rogers Home Phone	4.7	14.0	(66.4)
Rogers Business Solutions	12.8	17.1	(25.1)
Video Stores (2)	1.5	7.2	(79.2)
Integration costs (3)	(2.9)	-	n/a
Management fees	(15.5)	(10.1)	53.5
Total operating profit	196.2	205.7	(4.6)

Other income and expenses, net	(231.2)	(242.4)	(4.6)
Loss for the period	$(35.0)	$(36.7)	(4.6)

Operating profit margin: (1)
Cable and Internet	42.1%	41.9%
Rogers Home Phone	5.8%	19.0%
Rogers Business Solutions	8.6%	12.1%
Video Stores	1.9%	8.6%

Additions to property, plant and equipment ("PP&E") (1)
Cable and Internet	$81.9	$86.8	(5.6)
Rogers Home Phone	21.6	25.5	(15.4)
Rogers Business Solutions	7.5	8.1	(7.3)
Video Stores	1.1	3.6	(69.4)
Total Additions to PP&E	$112.1	$124.0	(9.6)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Video store operating expenses for 2006 include a charge of $4.8 million related to the closure of 21 Video stores.
(3)	Integration costs incurred relate to the integration of the operations of Telecom.

Rogers Cable Inc.	3	First Quarter 2006

Total operating revenue for the three months ended March 31, 2006 increased $52.9 million or 7.3% from the corresponding period in 2005 due to the organic growth of Cable and Internet revenues of $40.8 million, incremental Rogers Home Phone revenues related to the launch of voice-over-cable service in July 2005 of $7.7 million and growth in Rogers Business Solutions of $7.9 million. These increases in revenue were offset by a decline in Video Stores revenues of $2.6 million.

Total operating profit for the three months ended March 31, 2006 decreased $9.5 million, or 4.6%, to $196.2 million from the corresponding period last year. The change was driven by the following: decreases in the Rogers Home Phone, Rogers Business Solutions, and Video Stores segments of $9.3 million, $4.3 million and $5.7 million, respectively, partially offset by an $18.1 million increase in the Cable and Internet segment. Additionally, during the three months ended March 31, 2006, we recorded additional corporate expenses of $8.3 million due to $2.9 million of integration expenses and $5.4 million of incremental management fees.

See the following segment discussions for a detailed discussion of operating results.

Reconciliation of Operating Profit to Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2006 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Operating profit (1)	$196.2	$205.7	(4.6)
Depreciation and amortization	(160.3)	(160.9)	(0.4)
Operating income	35.9	44.8	(19.9)
Interest expense	(66.5)	(77.3)	(14.0)
Foreign exchange loss	(3.2)	(1.2)	n/a
Change in the fair value of derivative instruments	0.3	1.0	(70.0)
Other expense	(0.3)	(2.2)	(86.4)
Income tax expense	(1.2)	(1.8)	(33.3)
Loss for the period	$(35.0)	$(36.7)	(4.6)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Depreciation and Amortization Expense

Depreciation and amortization expense in the three months ended March 31, 2006 decreased marginally compared to the corresponding period of 2005.

Rogers Cable Inc.	4	First Quarter 2006

Operating Income

Operating income for the three months ended March 31, 2006 was $35.9 million, a decline of $8.9 million, or 19.9%, from the $44.8 million earned in the corresponding period of 2005.

Interest on Long-Term Debt

Interest expense for the three months ended March 31, 2006, including interest expense on intercompany debt, decreased by $10.8 million to $66.5 million compared to the corresponding period in 2005. Interest expense in the three months ended March 31, 2005 includes $7.6 million related to the interest-bearing subordinated demand promissory notes payable to RTHI which accounts for the majority of the decrease in interest expense. In addition, there was a greater percentage of lower cost floating rate debt during the three months ended March 31, 2006, compared to the corresponding period in 2005. During the fourth quarter of 2005, we redeemed US$113.7 million of 11% senior secured guaranteed debentures due 2015.

Foreign Exchange Loss

The $3.2 million foreign exchange loss in the three month period ended March 31, 2006 was primarily due to the weakening of the Canadian dollar relative to the U.S. dollar during the first quarter of 2006 compared to 2005.

Income Taxes

Income taxes for the three months ended March 31, 2006 and for the corresponding period in 2005 consisted primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

SEGMENT REVIEW AND ANALYSIS

As discussed previously under the “Basis of Presentation”, the financial and operational information of Cable and Telecom presented for prior year periods are restated to reflect the financial position and results of operations as if the companies had been combined since their inception.

Rogers Cable Inc.	5	First Quarter 2006

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Cable operating revenue	$342.5	$318.0	7.7
Internet operating revenue	122.2	105.9	15.4
Total Cable and Internet operating revenue	464.7	423.9	9.6

Cable and Internet operating expenses
Sales and marketing expenses	$30.5	$30.8	(0.9)
Operating, general and administrative expenses	238.6	215.6	10.7
Total Cable and Internet operating expenses	269.1	246.4	9.2

Cable and Internet operating profit (1)	$195.6	$177.5	10.2
Cable and Internet operating profit margin (1)	42.1%	41.9%

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU)	2006	2005	Chg
Cable homes passed	3,403.8	3,315.0	88.8

Basic cable subscribers	2,260.2	2,249.4	10.8
Basic cable, net loss	(3.6)	(5.2)	1.6
Core cable ARPU (1)	$50.47	$47.06	$3.41

Internet subscribers (residential) (2)	1,176.5	982.3	194.2
Internet, net additions	40.3	51.1	(10.8)
Internet ARPU (1) (2)	$34.77	$35.92	$(1.15)

Digital terminals in service	1,222.7	848.6	374.1
Digital terminals, net additions	83.1	53.0	30.1
Digital households	963.3	712.2	251.1
Digital households, net additions	50.0	36.8	13.2

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Prior year internet subscribers and ARPU have been reclassified to include only residential subscribers.

Core Cable Revenue

The increase in Core Cable revenue for the three months ended March 31, 2006 of 7.7% and the increase in average monthly revenue per subscriber (“ARPU”) for the three months ended March 31, 2006 to $50.47 from $47.06 in the corresponding period of 2005 reflect the growing penetration of our digital products and our continued up-selling of customers into enhanced digital programming packages. The increases in revenues were partially offset by a decline in equipment revenues resulting primarily from our reduction of equipment rental prices and discounts associated with increasing adoption of our bundled packages. The total net impact of the growth in digital penetration, the equipment revenue decline and discounts was $10.3 million. The price increases on service offerings effective July 2005 and March 2006 also contributed to the growth in core cable revenues of $14.0 million.

Rogers Cable Inc.	6	First Quarter 2006

As at March 31, 2006, the digital subscriber base has grown by 35.3% from the corresponding period of 2005. A strong demand for our high definition and personal video recorder digital equipment combined with our Personal TV marketing campaign were the contributors to the growth in our digital subscriber base of 50,000 households in the three months ended March 31, 2006.

Internet (Residential) Revenue

Internet revenues for the three months ended March 31, 2006, increased $16.3 million or 15.4% from the corresponding period in 2005 primarily due to the 19.8% increase in the number of Internet subscribers from March 31, 2005 and price increases for our Internet offerings. The growth in Internet revenues was partially offset due to more subscribers signing up for discounted bundle packages. Our marketing efforts continue to attract customers with varying needs, which has resulted in higher penetration of our Internet subscribers taking our lower-priced Internet offerings. As a result, for the three months ended March 31, 2006 average monthly revenue per Internet subscriber has decreased to $34.77 from $35.92 in the corresponding period in 2005.

During the three months ended March 31, 2006, net residential Internet additions of 40,300 represented a decrease of 10,800 net additions compared to the corresponding period in 2005. With the Internet subscriber base now at approximately 1.2 million, we now have 52.1% Internet penetration of basic cable households, and 34.6% Internet penetration as a percentage of all homes passed by our cable networks.

Cable and Internet Operating Profit

Our Cable and Internet operating profit which results in an operating profit growth rate in excess of revenue growth in the three months ended March 31, 2006 increased 10.2% from the corresponding period in 2005. Cable and Internet sales and marketing expenses were essentially flat comparing the three months ended March 31, 2006 to the corresponding period in 2005

The year-over-year increase in operating, general and administrative costs of $23.0 million was driven by the substantial increase in our digital and Internet penetration resulting in higher programming and content costs of $13.9 million and also higher activity and support costs of $8.5 million from the growing subscriber bases.

As a result, the Cable and Internet margin increased to 42.1% during the three months ended March 31, 2006 compared to 41.9% in the corresponding period in 2005.

Rogers Cable Inc.	7	First Quarter 2006

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Rogers Home Phone operating revenue	$80.4	$73.5	9.4

Rogers Home Phone operating expenses
Sales and marketing expenses	$17.2	$8.4	104.9
Operating, general and administrative expenses	58.5	51.1	14.5
Rogers Home Phone operating expenses	75.7	59.5	27.3

Rogers Home Phone operating profit (1)	$4.7	$14.0	(66.4)
Rogers Home Phone operating profit margin (1)	5.8%	19.0%

	Three Months Ended March 31,
(Subscriber statistics in thousands)	2006	2005	Chg
Cable telephony subscriber lines
Net additions	48.7	-	48.7
Total cable telephony subscriber lines	96.7	-	n/a

Circuit-switched subscriber lines
Net additions	11.4	25.4	(14.0)
Total circuit-switched subscriber lines	402.0	330.2	71.8

Total Rogers Home Phone subscriber lines
Net additions	60.1	25.4	34.7
Total Rogers Home Phone subscriber lines	498.7	330.2	168.5

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Home Phone Revenue

Rogers Home Phone revenues increased $6.9 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 as a result of incremental revenues from Rogers Home Phone voice-over-cable, launched in July 2005, of $7.7 million combined with growth in circuit-switch local subscribers which contributed incremental local service revenues of approximately $6.7 million. This was partially offset by a decline of approximately $4.5 million in circuit-switched residential long distance revenues. In addition, the Rogers Home Phone revenues in 2005 included $2.9 million associated with the resale of Rogers Wireless Inc. (“Wireless”) products and services. These subscribers and related revenues were transferred to Wireless in September 2005. We ended the quarter with 498,700 Rogers Home Phone subscriber lines, an increase of 51.0% over the corresponding period of 2005.

Rogers Cable Inc.	8	First Quarter 2006

Rogers Home Phone Operating Profit

Rogers Home Phone operating profit decreased $9.3 million to $4.7 million in the three months ended March 31, 2006 compared to the corresponding period in 2005 and primarily reflects the costs associated with the scaling and rapid growth associated with cable telephony services. While revenues increased $6.9 million for the three months ended March 31, 2006 due to the launch of the cable telephony service and the growth of circuit-switched subscribers, operating expenses from telephony totalled $75.7 million in the three months ended March 31, 2006. Sales and marketing expenses increased during the three months ended March 31, 2006 compared to the corresponding period of 2005 due to the launch of the cable telephony service in the second half of 2005. Similarly, operating, general, and administrative expenses have increased from the same period in 2005 due to the incremental service and support costs. As a result, the Rogers Home Phone operating profit margin decreased to 5.8% in the first quarter of 2006 compared to 19.0% in the corresponding period of 2005.

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Rogers Business Solutions operating revenue	$148.9	$141.0	5.6

Rogers Business Solutions operating expenses
Sales and marketing expenses	$16.5	$17.6	(6.3)
Operating, general and administrative expenses	119.6	106.3	12.5
Total Rogers Business Solutions operating expenses	136.1	123.9	9.8

Rogers Business Solutions operating profit (1)	$12.8	$17.1	(25.1)
Rogers Business Solutions operating profit margin (1)	8.6%	12.1%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Business Solutions Revenue

For the three months ended March 31, 2006, Rogers Business Solutions revenue grew to $148.9 million, increasing by $7.9 million, or 5.6% compared to the corresponding period of 2005. The increase in revenues during the three months ended March 31, 2006 results from a $4.5 million increase in data revenues, a $2.2 million increase from local services and a $1.2 million increase in long distance compared to the corresponding period of 2005.

The $4.5 million increase in data revenue resulted from a non-recurring hardware sale of $5.6 million recognized in the period, offset by a decline in installation revenues and market pressures in the wholesale segment resulting in price declines and churn. The $2.2 million increase in local services revenue during the three months ended March 31, 2006 was driven by the increase in local line equivalents to 179,500 lines from 159,000 in the corresponding period of 2005, a net increase of 20,500. The $1.2 million increase in the long distance revenue resulted from the increase in minutes of 8.5% offset somewhat by the decline in average revenue per minute of 6.0% from the corresponding period in 2005. A portion of the volume increase was related to the intercompany sale of long distance to Wireless which generated $5.5 million of additional revenue for the three months ended March 31, 2006 compared to the corresponding period in 2005.

Rogers Cable Inc.	9	First Quarter 2006

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance. Local and data revenue represented 57% of the total revenue for the three months ended March 31, 2006.

Rogers Business Solutions Operating Profit

Total operating costs of $136.1 million in the three months ended March 31, 2006 have increased $12.2 million or 9.8%, compared to $123.9 million in the corresponding period in 2005.

Sales and marketing expenses of $16.5 million in the three months ended March 31, 2006 have decreased by $1.1 million from the corresponding period in 2005 due to cost efficiencies integrating the functions of Cable and Telecom.

Operating, general and administrative expenses were $119.6 million in the three months ended March 31, 2006 compared to $106.3 million for the corresponding period of 2005. The increase is primarily due to a $13.4 million increase in carrier charges. Carrier charges represent approximately 56.5% of revenue in the three months ended March 31, 2006 compared to 50.2% of revenue in the corresponding period of 2005. In addition, operating, general and administrative expenses during the three months ended March 31, 2005 were offset by $3.4 million of credits related to the Canadian Radio-television and Telecommunications Commission’s (“CRTC”) Competitive Digital Network Services pricing decision in February 2005.

As a result, Rogers Business Solutions margins decreased to 8.6% in the three months ended March 31, 2006 compared to 12.1% in the corresponding period in 2005 mainly due to the higher carrier charges discussed above.

Rogers Cable Inc.	10	First Quarter 2006

VIDEO STORES

Video Stores Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Video operating revenue	$81.0	$83.6	(3.1)

Video operating expenses
Costs of Sales	$38.2	$38.4	(0.5)
Sales and marketing expenses	31.1	32.8	(5.2)
Operating, general and administrative expenses (2)	10.2	5.2	96.2
Total Video operating expenses	79.5	76.4	4.1

Video operating profit (1)	$1.5	$7.2	(79.2)
Video operating profit margin (1)	1.9%	8.6%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Operating, general and administrative expenses in 2006 include $4.8 million of video store closure costs.

Video Stores Revenue

During the three months ended March 31, 2006, revenues at our Rogers Video ("Video") stores showed a modest decline of 3.1% due to lower rental and sales revenues, partially offset by higher Wireless revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 12.9%, however same-store revenues decreased 6.5% compared to the corresponding period in 2005 due to a decrease in total visits.

Video Operating Profit

During the three months ended March 31, 2006, costs of sales as a percentage of revenues increased to 47.2% from 46.0% for the corresponding period in 2005 as a result of the change in the mix of products sold. Sales, marketing and store operating expenses declined to 38.4% of revenues in the three months ended March 31, 2006 from 39.2% for the corresponding period in 2005 with Video’s continued focus on reducing costs and driving productivity gains. Video recorded a provision during the quarter related to the closure of all 14 video stores in the province of Quebec and an additional seven non-performing stores in Ontario.

Operating profit from Video stores of $1.5 million for the three months ended March 31, 2006 decreased by $5.7 million from the corresponding period in 2005. The year-over-year decline in Video store operating profit relates primarily to the decline in revenues and the charge associated with the closing of the 21 Video stores.

Rogers Cable Inc.	11	First Quarter 2006

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet and cable telephony modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Cable and Internet PP&E Additions
Customer premise equipment	$42.4	$43.6	(2.8)
Scaleable infrastructure	11.9	19.7	(39.6)
Line extensions	14.8	14.7	0.7
Upgrade and rebuild	0.4	-	n/a
Support capital	12.4	8.8	40.9
	81.9	86.8	(5.6)
Rogers Home Phone PP&E Additions	21.6	25.5	(15.3)
Rogers Business Solutions PP&E Additions	7.5	8.1	(7.4)
Video Stores PP&E Additions	1.1	3.6	(69.4)
	$112.1	$124.0	(9.6)

The decline in Cable and Internet PP&E additions of $4.9 million, or 5.6%, during the three months ended March 31, 2006 compared to the corresponding period of 2005 is attributable to lower spending on our scaleable infrastructure related to head-end and VOD capacity, as well as timing of investments in our IP network. This decrease was partially offset by an increase in support capital related to incremental spending on our information technology infrastructure.

During the three months ended March 31, 2006, additions to Rogers Home Phone PP&E have declined by $3.9 million or 15.3% compared to the corresponding period in 2005. This decline is comprised of a $12.0 million decline in scaleable infrastructure partially offset by an increase in variable growth related subscriber capital.

During the three months ended March 31, 2006, additions to Rogers Business Solutions PP&E of $7.5 million were 7.4% lower compared to the corresponding period in 2005. During the three months ended March 31, 2006, capital expenditures were made to enhance the local and data networks to accommodate growth.

Rogers Cable Inc.	12	First Quarter 2006

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period was $143.1 million for the three months ended March 31, 2006 compared to $141.2 million in the corresponding period of 2005.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2006, cash generated from operations was $155.5 million compared to $81.6 million in the corresponding period of 2005.

Funds raised in the three months ended March 31, 2006, totalled $217.6 million, comprised of cash flow from operations of $155.5 million together with $62.0 million of net drawdowns under our bank credit facility, and $0.1 million from the sale of investments.

Funds used during the three months ended March 31, 2006 totalled approximately $190.3 million, the details of which include:

•	funding of $120.1 million additions to PP&E, which includes $8.0 million change in non-cash working capital;

•	funding of an aggregate $40.0 million net repayment of intercompany advances owing to RCI;

•	funding of capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions; and

•	funding additions to video rental inventory of $12.2 million.

Taking into account the cash deficiency of $28.2 million at the beginning of the period, the cash deficiency at the end of the period was $0.9 million.

Financing

Our long-term financial instruments are described in Note 8 to the 2005 Annual Audited Consolidated Financial Statements.

As described above, cash generated from operations together with drawdowns under our bank credit facility funded the $40.0 million repayment of intercompany advances owing to RCI as well as our additions to PP&E and other expenditures described above.

The non-cash transfer of Telecom is described in the introduction of the MD&A, in “Outstanding Share Data” and in Note 2 of our Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2006.

Rogers Cable Inc.	13	First Quarter 2006

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

During the three months ended March 31, 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, at March 31, 2006, 100% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis, as noted below.

(In millions of dollars, except percentages)	March 31, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$1,530.0		US	$1,530.0

Hedged with cross-currency interest rate exchange agreements	US	$1,530.0		US	$1,530.0

Hedged Exchange Rate		1.3837			1.3837

Percent Hedged		100.0	%(1)		100.0%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$1,530.0		US	$1,530.0
at US $ fixed rate of		6.87%			6.87%
to Cdn $ fixed rate of		7.62%			7.62%
on Cdn $ principal of	Cdn	$2,117.0		Cdn	$2,117.0

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$3,071.0		Cdn	$3,010.0
Total long-term debt at fixed rates	Cdn	$2,742.0		Cdn	$2,742.0
Percent of long-term debt fixed		89.3%			91.1%

Weighted average interest rate on long-term debt		7.35%			7.38%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on March 31, 2006, Cable accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Cable Inc.	14	First Quarter 2006

Outstanding Share Data

During the three months ended March 31, 2006, we issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million. These shares were issued to RTHI as consideration for the acquisition of Telecom, that is, of all the operating subsidiaries of RTHI. We then immediately redeemed the 1,000,000 ninth preferred shares in exchange for a deeply subordinated non-interest bearing demand promissory note payable to RTHI which was then reassigned to RCI. The deeply subordinated non-interest bearing note was then set-off against a capital contribution from RCI.

Dividends and Distributions

During the three months ended March 31, 2006, we distributed $6.0 million per month, for an aggregate of $18.0 million, to RCI as a return of capital. The distributions were recorded as a reduction in the stated capital of our Class B Common shares and were permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements were previously summarized in our 2005 Annual MD&A and discussed in Note 12 and Note 20 of the 2005 Annual Consolidated Financial Statements. However, as a result of the transfer of the ownership of  Telecom in January 2006 and as discussed in the “Basis of Presentation” section above, our material obligations are restated below to reflect those of Cable and Telecom. There have been no significant changes to our commitments and contractual obligations since December 31, 2005.

	Less Than			After
(In thousands of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total
Long-term Debt	$-	$450,000	$267,000	$1,958,827	$2,675,827
Derivative Instruments (1)	791	-	-	333,216	334,007
Mortgages and Capital Leases	589	-	-	-	589
Operating Leases	96,394	135,388	102,054	69,506	403,342
Purchase Obligations (2)	56,244	41,570	11,797	26,818	136,429
Other Long-term Liabilities	-	1,445	221	2,491	4,157

Total	$154,018	$628,403	$381,072	$2,390,858	$3,554,351

(1)	Amounts reflect net disbursements only.
(2)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. Based on our approximately 2.26 million basic cable subscribers as of December 31, 2006, we estimate that our total payment obligation to programming suppliers and MDU building owners in 2006 will be approximately $460.9 million, including amounts payable to the copyright collectives, the Canadian programming production funds, and expenditures related to our Internet service for Internet interconnectivity and usage charges and our cable telephony service for interconnection to local and long distance carriers will be approximately $74.2 million. We also estimate that Video will spend approximately $60.0 million in 2006 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Video stores. In addition, we expect to pay an additional amount of approximately $16.1 million in 2006 to movie studios as part of our revenue-sharing arrangements with those studios. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Rogers Cable Inc.	15	First Quarter 2006

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy and make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Minister of Industry stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The winback rules, which were reduced from 12 to 3 months, will be lifted when the phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators, which govern the facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service.

Rogers Cable Inc.	16	First Quarter 2006

Voice over Internet Protocol (“VoIP”) Cabinet Appeal

On May 5, 2006, the Federal Cabinet referred the CRTC’s Voice over Internet Protocol (“VoIP”) decision back to the CRTC for reconsideration. The Cabinet did not vary the terms of the decision or give the CRTC any direction regarding the decision. The appeal was launched by Canada’s incumbent telephone companies who argue that VOIP services offered by them should be completely deregulated. Deregulation of the incumbent’s VOIP services would make it more difficult for Rogers’ local telephone services to become established in the marketplace.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005 other than that as a result of our reorganization, risks and uncertainties now also include those of Telecom which were previously discussed in our 2005 Annual MD&A.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2005 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts;
•	Operating profit;
•	Operating profit margin; and
•	Additions to PP&E.

Rogers Cable Inc.	17	First Quarter 2006

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2005 annual MD&A. The amounts disclosed in the following table reflect intercompany charges:

	Financial Statement	Three Months Ended March 31,
(in thousands of dollars)	Classification	2006	2005
			(Restated -
			note 2)
RCI:
Management fees	Management fees	$15,481	$10,105
Interest on notes payable	Interest expense	7,406	2,122
Interest related to capital leases	Interest expense	3	4
Cost of shared operating expenses	Operating, general and administrative	53,411	21,560
Cost of PP&E	Additions to PP&E	11,775	2,796
		88,076	36,587
RTHI:
Interest expense	Interest expense	-	7,647
		-	7,647
RWI:
Wireless products and services	Operating, general and administrative	936	794
Wireless products and services for resale	Inventory/ Cost of video store sales	6,692	5,104
Transmission facilities	Operating, general and administrative	(326)	(326)
Rent expense	Operating, general and administrative	1,481	1,283
Consolidated billing services	Operating, general and administrative	1,660	1,239
Subscriber activation commissions and customer service	Operating revenue	(11,580)	(6,989)
Long distance and roaming income	Operating revenue	(5,460)	(3,629)
Wireless broadband expenses	Operating, general and administrative	(119)	-
Cost of PP&E	Additions to PP&E	-	125
		(6,716)	(2,399)
Media:
Access fees	Operating revenue	(1,941)	(1,720)
Advertising and production costs	Sales and marketing expenses	289	207
Sales commissions	Operating, general and administrative	238	257
Programming fees	Operating, general and administrative	5,537	5,197
		4,123	3,941
Other:
Programming fees paid to related broadcasters	Operating, general and administrative	4,835	4,491
		4,835	4,491

		$90,318	$50,267

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

Rogers Cable Inc.	18	First Quarter 2006

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”.

CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three months ended March 31, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.

Rogers Cable Inc.	19	First Quarter 2006

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures

	Three months ended March 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2006	2005
Core Cable ARPU
Core Cable revenue	$342.5	$318.0
Divided by: Average basic cable subscribers	2,261.7	2,252.6
Divided by: 3 months for quarter and year-to-date	3	3
	$50.47	$47.06
Internet ARPU
Internet revenue(1)	$120.7	$103.3
Divided by: Average Internet (residential) subscribers	1,157.6	958.6
Divided by: 3 months for quarter and year-to-date	3	3
	$34.77	$35.92
Cable and Internet:
Operating Profit (before management fees)	$195.6	$177.5
Divided by Revenue	464.7	423.9
Cable and Internet Operating Profit Margin	42.1%	41.9%
Rogers Home Phone:
Operating Profit (before management fees)	$4.7	$14.0
Divided by Revenue	80.4	73.5
Rogers Home Phone Operating Profit Margin	5.8%	19.0%
Rogers Business Solutions:
Operating Profit (before management fees)	$12.8	$17.1
Divided by Revenue	148.9	141.0
Rogers Business Solutions Operating Profit Margin	8.6%	12.1%
Video Stores:
Operating Profit (before management fees) (2)	$1.5	$7.2
Divided by Revenue	81.0	83.6
Video Stores Operating Profit Margin	1.9%	8.6%

(1)	Internet ARPU calculation does not include amounts related to dial-up customers.
(2)	Video Stores operating profit in 2006 includes a charge of $4.8 million related to the closure of 21 Video stores

Rogers Cable Inc.	20	First Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Cable Inc.
Unaudited Historical Statements of Income and Other Financial Information (1)

	2006	2005					2004
(In thousands of dollars)	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Operating Revenue
Cable	$342,453	$318,031	$318,746	$326,074	$336,103	$1,298,954	$310,088	$306,831	$316,295	$319,834	$1,253,048
Internet	122,202	105,875	108,608	109,917	116,425	440,825	93,423	94,071	98,209	102,019	387,722
Home Phone Service	80,365	73,470	77,455	74,702	74,788	300,415	68,687	69,170	71,999	72,647	282,503
Rogers Business Solutions	148,936	141,001	138,921	139,036	142,468	561,426	130,231	129,384	130,570	137,088	527,273
Video Stores	81,053	83,641	74,735	77,077	91,473	326,926	73,887	76,940	77,449	88,678	316,954
Intercompany eliminations	(977)	(945)	(1,032)	(1,129)	(645)	(3,751)	(703)	(757)	(915)	(889)	(3,264)
Total operating revenues	$774,032	$721,073	$717,433	$725,677	$760,612	$2,924,795	$675,613	$675,639	$693,607	$719,377	$2,764,236

Operating expenses
Cable and Internet	$269,112	$246,420	$254,166	$258,150	$256,219	$1,014,956	$235,693	$229,424	$243,596	$238,747	$947,461
Home Phone Service	75,720	59,374	62,932	67,304	73,119	262,729	61,143	63,561	62,356	60,490	247,550
Rogers Business Solutions	136,152	124,279	126,624	123,771	133,266	507,941	112,816	115,964	120,304	123,809	472,893
Video Stores	79,501	76,462	72,008	72,942	87,423	308,835	68,908	70,923	70,697	78,309	288,837
Integration, restructuring and other charges	2,896	(372)	-	13,689	5,080	18,397	-	-	(5,330)	6,473	1,143
Management fees	15,481	10,105	9,971	10,288	10,991	41,355	9,462	9,497	9,787	10,167	38,913
Intercompany eliminations	(977)	(945)	(1,032)	(1,129)	(645)	(3,751)	(703)	(757)	(915)	(889)	(3,264)
Total operating expenses	$577,885	$515,324	$524,670	$545,015	$565,454	$2,150,462	$487,320	$488,612	$500,495	$517,106	$1,993,533

Operating profit
Cable and Internet	$195,543	$177,486	$173,187	$177,841	$196,309	$724,823	$167,818	$171,478	$170,908	$183,106	$693,309
Home Phone Service	4,645	14,096	14,523	7,398	1,669	37,686	7,544	5,609	9,643	12,157	34,953
Rogers Business Solutions	12,784	16,722	12,297	15,265	9,202	53,485	17,415	13,420	10,266	13,279	54,380
Video Stores	1,552	7,179	2,727	4,135	4,050	18,091	4,979	6,017	6,752	10,369	28,117
Management fees	(15,481)	(10,105)	(9,971)	(10,288)	(10,991)	(41,355)	(9,462)	(9,497)	(9,787)	(10,167)	(38,913)
Integration, restructuring and other charges	(2,896)	372	-	(13,689)	(5,080)	(18,397)	-	-	5,330	(6,473)	(1,143)
Total operating profit	$196,147	$205,749	$192,763	$180,662	$195,158	$774,333	$188,293	$187,027	$193,112	$202,271	$770,703

Depreciation and amortization	160,337	160,937	151,573	154,719	159,940	627,169	154,835	152,891	149,101	174,403	631,230
Operating income	35,810	44,812	41,190	25,943	35,218	147,164	33,458	34,136	44,011	27,868	139,473
Interest expense	(66,514)	(77,348)	(72,048)	(64,744)	(64,813)	(278,953)	(69,041)	(69,211)	(69,433)	(74,534)	(282,219)
Foreign exchange gain (loss)	(3,160)	(1,179)	(3,833)	7,515	(1,640)	863	(20,221)	(40,171)	10,425	9,515	(40,452)
Change in fair value of derivative instruments	289	1,037	173	497	444	2,151	18,349	21,483	(2,713)	(2,549)	34,570
Loss on repayment of long-term debt	-	-	-	-	(9,799)	(9,799)	(18,013)	-	-	-	(18,013)
Other income (expense), net	(269)	(2,211)	(388)	(992)	326	(3,265)	(2,656)	(3,819)	(2,923)	(3,002)	(12,400)
Income tax expense	(1,155)	(1,828)	(1,451)	(1,028)	(974)	(5,281)	(1,362)	(2,035)	(1,780)	(1,055)	(6,232)
Loss for the period	$(34,999)	$(36,717)	$(36,357)	$(32,809)	$(41,238)	$(147,120)	$(59,486)	$(59,617)	$(22,413)	$(43,757)	$(185,273)

Total additions to PP&E (2)	$112,103	$123,998	$202,025	$192,821	$223,237	$742,081	$101,537	$141,465	$140,931	$260,606	$644,539

(1)	Prior year figures have been restated and reclassified to conform to the current period’s presentation as discussed in notes 2 and 14 to the Unaudited Consolidated Financial Statements
(2)	As defined in our 2005 Annual MD&A - See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	21	First Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements also include, but are not limited to, estimated expenditures for other items that are volume-dependant, such as payments to programming suppliers, MDU building owners and movie studios, and purchases of Video rental merchandise, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the conclusions, forecasts or projections reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements for time periods subsequent to 2006 by their nature involve longer-term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty; therefore, the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Updates to Risks and Uncertainties” in this Interim Quarterly MD&A and the section entitled “Risks and Uncertainties” in our 2005 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, amended Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	22	First Quarter 2006

Rogers Cable Inc.
Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2006

Rogers Cable Inc.	1	First Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(in thousands of dollars, except per share data)	2006	2005
		(Restated -
		note 2)
Operating revenue	$774,032	$721,073
Cost of video stores sales	38,228	38,420
Sales and marketing expenses	95,345	89,516
Operating, general and administrative expenses	421,135	377,655
Video store closure expenses (note 9)	4,800	-
Integration expenses (note 2)	2,896	-
Other	-	(372)
Management fees	15,481	10,105
Depreciation and amortization	160,337	160,937
Operating income	35,810	44,812
Interest:
Long-term debt	(59,108)	(67,579)
Notes payable to Rogers Communications Inc.	(7,406)	(2,122)
Notes payable to Rogers Telecom Holdings Inc.	-	(7,647)
	(30,704)	(32,536)
Foreign exchange loss	(3,160)	(1,179)
Change in the fair value of derivative instruments	289	1,037
Gain on sale of investments	103	489
Other expense	(372)	(2,700)
Loss before income taxes	(33,844)	(34,889)
Income tax expense (note 7)	1,155	1,828
Loss for the period	$(34,999)	$(36,717)

Loss per share - basic and diluted (note 8)	$(0.16)	$(0.17)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	2	First Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Cash provided by (used in):
Operating activities:
Loss for the period	$(34,999)	$(36,717)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	173,118	176,915
Write-off of Video store assets (note 9)	2,500	-
Gain on sale of investments	(103)	(489)
Unrealized foreign exchange loss	-	703
Change in the fair value of derivative instruments	(289)	(1,037)
Stock-based compensation expense	2,526	1,608
Other	372	167
	143,125	141,150
Change in non-cash working capital (note 11)	12,350	(59,587)
	155,475	81,563
Financing activities:
Issuance of long-term debt	989,000	382,000
Repayment of long-term debt	(927,013)	(351,659)
Proceeds on termination of cross-currency interest rate exchange agreements	-	402,191
Repayment on termination of cross-currency interest rate exchange agreements	-	(470,825)
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)
Issue of notes payable to Rogers Communications Inc.	70,000	206,000
Repayment of notes payable to Rogers Communications Inc.	(110,008)	(66,000)
	3,979	83,707
Investing activities:
Property, plant and equipment ("PP&E") expenditures	(112,103)	(123,998)
Change in non-cash working capital related to PP&E	(7,970)	(37,103)
Additions to video rental inventory	(12,178)	(14,471)
Pre-operating costs incurred	-	(3,751)
Proceeds on sale of investments	103	489
Proceeds on sale of PP&E	-	104
	(132,148)	(178,730)
Increase (decrease) in cash and cash equivalents	27,306	(13,460)
Cash deficiency, beginning of period	(28,229)	(889)
Cash deficiency, end of period	$(923)	$(14,349)
Supplemental cash flow information:
Interest paid	$56,825	$67,941
Income taxes paid	1,170	1,596
Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	3	First Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	March 31,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
ASSETS
Current assets:
Accounts receivable	182,177	186,448
Other current assets	94,601	90,111
	276,778	276,559
Property, plant and equipment (note 3)	3,263,473	3,305,193
Goodwill	926,445	926,445
Deferred charges	53,046	55,803
Intangible assets	12,649	19,522
Other long-term assets	30,288	30,436
	$4,562,679	$4,613,958
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances, arising from outstanding cheques	$923	$28,229
Accounts payable and accrued liabilities	405,059	422,572
Notes payable to affiliated companies (note 4)	896,000	1,567,895
Current portion of long-term debt (note 5)	450,576	589
Current portion of derivative instruments	502	791
Due to parent and affiliated companies (note 12)	12,471	22,946
Unearned revenue	71,992	53,960
	1,837,523	2,096,982
Long-term debt (note 5)	2,289,663	2,675,827
Derivative instruments	345,534	347,994
	4,472,720	5,120,803
Shareholder's equity (deficiency) (note 6)	89,959	(506,845)
	$4,562,679	$4,613,958

Commitments (note 13)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	4	First Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	Three Months Ended,
	March 31,	March 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Deficit, beginning of the period	$(3,181,282)	$(3,032,869)
Loss for the period	(34,999)	(36,717)
Deficit, end of the period	$(3,216,281)	$(3,069,586)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	5	First Quarter 2006

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1.    Basis of Presentation and Accounting Policies:

These interim Unaudited Consolidated Financial Statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements, except as disclosed in notes 2 and 14.

2.    Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc.:

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently re-named Rogers Telecom Holdings Inc. (“RTHI”).

On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to the Company. As consideration for the transfer of the investment in these subsidiaries and intercompany balances, the Company issued 1,000,000 Ninth Preferred Shares to RTHI with a value of $654.0 million. For accounting purposes, the investment in the subsidiary companies and intercompany balances were transferred from RTHI to the Company at their carrying values.

The Ninth Preferred Shares were redeemed by the Company through the issuance of a non-interest bearing deeply subordinated demand promissory note payable to RTHI in the amount of $654.0 million. RCI made a capital contribution to the Company equal to the amount of the deeply subordinated non-interest bearing demand promissory note. The capital contribution was satisfied by set-off against this demand promissory note and recorded to contributed surplus.

Rogers Cable Inc.	6	First Quarter 2006

2.    Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc. (continued):

As a result of the reorganization and corresponding changes to the Company’s management reporting, the Company’s reportable segments changed effective January 2006 as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores (note 14).

When a transfer of a business under common control is not measured at the exchange amount, as was the case with the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company, GAAP requires that, for all periods presented, the consolidated financial statements of the Company reflect the assets and liabilities of these operating subsidiaries at their net book value as recorded in their accounts prior to the transaction. Additionally, GAAP requires that the reported income of the Company include the income of these operating subsidiaries of RTHI for all of 2005, not just from the July 1, 2005 date when RCI acquired RTHI. As a result, the financial statements of the Company presented for prior periods have been restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been combined since their inception.

During the three months ended March 31, 2006, the Company incurred integration expenses of $2.9 million related to the Call-Net acquisition.

3.    Property, Plant and Equipment:

Details of property, plant and equipment are as follows:

(in thousands of dollars)	March 31, 2006			December 31, 2005 (Restated - note 2)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	$74,228	$20,928	$53,300	$74,228	$19,867	$54,361
Towers and headends	712,445	362,778	349,667	704,886	341,951	362,935
Distribution cable and subscriber drops	4,114,534	2,124,325	1,990,209	4,072,926	2,069,915	2,003,011
Modems and set-top terminals	751,337	433,102	318,235	714,271	404,592	309,679
Programming and other equipment	115,529	76,013	39,516	89,287	63,192	26,095
Network equipment	524,000	283,415	240,585	521,929	267,193	254,736
Computer equipment and software	676,026	480,927	195,099	661,294	461,285	200,009
Leasehold improvements	141,631	120,207	21,424	142,203	99,297	42,906
Other equipment	198,545	143,107	55,438	219,103	167,642	51,461
	$7,308,275	$4,044,802	$3,263,473	$7,200,127	$3,894,934	$3,305,193

4.    Notes Payable to Affiliated Companies:

The notes payable to affiliated companies is comprised of the following:

	March 31,	December 31,
(in thousands of dollars)	2006	2005
		(Restated - note 2)
RCI	$896,000	$936,008
RTHI	-	631,887
	$896,000	$1,567,895

Rogers Cable Inc.	7	First Quarter 2006

4.    Notes Payable to Affiliated Companies (continued):

The notes payable to RCI are unsecured subordinated demand promissory notes bearing interest at 3.5% per annum.

The notes payable to RTHI were subordinated demand promissory notes bearing interest at variable rates consistent with that of third party debt held by RTHI. These notes were due to RTHI from its former operating subsidiaries. The ownership of these operating subsidiaries and intercompany balances was transferred from RTHI to the Company in January 2006 and, as described in note 2, the comparative figures presented herein reflect the combined financial position and results of operations as if these operating subsidiaries were combined with the Company since inception.

On June 30, 2005, prior to the acquisition by RCI, Call-Net completed a transaction in which it reorganized its intercompany subordinated debt that had a book value of $1,420.1 million.  This transaction resulted in a reduction to the intercompany debt of $834.2 million with an offsetting adjustment to contributed surplus in Call-Net's subsidiaries.

5.    Long-term Debt:

	Interest	March 31,	December 31,
(in thousands of dollars)	Rate	2006	2005
(i) Bank credit facility	Floating	$329,000	$267,000
(ii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv) Senior Secured Second Priority Notes, due 2012	7.875%	408,485	408,065
(v) Senior Secured Second Priority Notes, due 2013	6.25%	408,485	408,065
(vi) Senior Secured Second Priority Notes, due 2014	5.50%	408,485	408,065
(vii) Senior Secured Second Priority Notes, due 2015	6.75%	326,788	326,452
(viii) Senior Secured Second Priority Debentures, due 2032	8.75%	233,420	233,180
(ix) Obligations under capital lease	8.836%	576	589
		$2,740,239	$2,676,416
Current portion of long-term debt		(450,576)	(589)
		$2,289,663	$2,675,827

Rogers Cable Inc.	8	First Quarter 2006

6.    Shareholder’s Equity (Deficiency):

	March 31,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred
shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred
shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred
shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred
shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred
shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred
shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares,
redeemable at fair market value per share of
consideration received
Unlimited 8.0%, cumulative, ninth preferred shares,
redeemable at fair market value per share of
consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,400,808	1,418,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	1,792,466	1,810,466
Contributed surplus	1,513,774	863,971
Deficit	(3,216,281)	(3,181,282)
Shareholder's equity (deficiency)	$89,959	$(506,845)

(i)    During the three months ended March 31, 2006, the Company completed the following capital stock transactions:

(a)	Issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million (note 2).

(b)	Redeemed 1,000,000 ninth preferred shares in exchange for a $654.0 million non-interest bearing demand promissory note payable to RTHI, which then reassigned the note payable to RCI (note 2).

Rogers Cable Inc.	9	First Quarter 2006

6.	Shareholder’s Equity (Deficiency) (continued):

(ii)
During the three months ended March 31, 2006, the Company redeemed the $654.0 million non-interest bearing deeply subordinated demand promissory note payable to RCI in exchange for a capital contribution of $654.0 million which was recorded to contributed surplus.

(iii)
During the three months ended March 31, 2006, the Company distributed $18.0 million to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of the Class B common shares.

(iv)	Stock-based compensation:

During the three months ended March 31, 2006, the Company recorded compensation expense of approximately $2.5 million (2005 - $1.6 million) related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The details of these stock-based compensation transactions are as follows:

(a)
The weighted average estimated fair value at the date of the grant for RCI options granted during the three months ended March 31, 2006 was $21.09 per share (2005 - $15.34 per share). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended March 31,
	2006	2005
Risk-free interest rate	4.05%	4.01%
Dividend yield	0.33%	0.29%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	38.07%	43.93%
Weighted average expected life of options	7.0 years	5.58 years

(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option-holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. During the three months ended March 31, 2006, the amendment resulted in $0.6 million of compensation expense related to vested options. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

Rogers Cable Inc.	10	First Quarter 2006

6.    Shareholder’s Equity (Deficiency) (continued):

(c)
On March 1, 2006, RCI granted 63,550 performance options to certain employees of the Company. These options vest at the annual rate of 25% provided that certain targeted stock prices of RCI are met. A binomial valuation model was used to determine the $1.1 million fair value of the options granted to employees of the Company at the date of grant. Of this $1.1 million, $0.02 million was recorded as compensation cost in the three months ended March 31, 2006 with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)
During the three months ended March 31, 2006, 37,315 restricted share units of RCI were issued to employees of the Company (2005 - 45,576). As at March 31, 2006, 133,807 restricted share units were outstanding (2005 - 96,492) related to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

7.    Income Taxes

Income tax expense for the three months ended March 31, 2006 and for the corresponding period in 2005 consists primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

As at December 31, 2005, the financial position of the Company, which includes the former operating subsidiaries of RTHI (note 2) includes net future tax assets of approximately $549.0 million against which a full valuation allowance has been recorded. The valuation allowance includes approximately $543.0 million of income tax assets primarily related to non-capital loss carryforwards and approximately $6.0 million of income tax assets related to losses on capital account.

As at December 31, 2005, the Company has approximately $1,670.0 million in non-capital loss carryforwards available to reduce future income for income tax purposes.

Rogers Cable Inc.	11	First Quarter 2006

8.    Loss Per Share:

	Three Months Ended March 31,
(in thousands of dollars, except per share amounts)	2006	2005
		(Restated -
		note 2)
Numerator:
Loss for the period	$(34,999)	$(36,717)

Denominator:
Weighted average shares outstanding-basic and diluted	218,166	218,166

Loss per share for the period - basic and diluted	($0.16)	($0.17)

9.    Video Store Closure Expenses

During the three months ended March 31, 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totaling $2.3 million as well as a writedown of the related property, plant and equipment totaling $2.5 million.

10.    Pensions:

During the three months ended March 31, 2006, the Company made required contributions to the RCI pension plans in the amount of $3.1 million (2005 - $2.9 million). Total pension expense for the three months ended March 31, 2006 was $4.0 million (2005 - $2.9 million). In addition, the Company recorded expense of $0.1 million (2005 - $0.1 million) for the three months ended March 31, 2006 related to unfunded supplemental executive retirement plans.

11.    Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Cash provided by (used in):
Decrease in accounts receivable	$4,271	$26,915
Decrease in accounts payable and accrued liabilities	(10,144)	(79,594)
Increase in unearned revenue	18,032	2,511
Decrease (increase) in other assets	(4,886)	6,916
Increase (decrease) in amounts due to parent and affiliated companies, net	5,077	(16,335)
	$12,350	$(59,587)

Rogers Cable Inc.	12	First Quarter 2006

12.    Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	March 31,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
RCI	$15,270	$20,778
Rogers Wireless Inc. ("RWI")	(6,288)	825
Rogers Media Inc. ("Media")	3,489	1,295
Other affiliated companies	-	48
	$12,471	$22,946

The above amounts reflect inter-company charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial Statement	Three Months Ended March 31,
(in thousands of dollars)	Classification	2006	2005
			(Restated -
			note 2)
RCI:
Management fees	Management fees	$15,481	$10,105
Interest on notes payable	Interest expense	7,406	2,122
Interest related to capital leases	Interest expense	3	4
Cost of shared operating expenses	Operating, general and administrative	53,411	21,560
Cost of PP&E	Additions to PP&E	11,775	2,796
		88,076	36,587
RTHI:
Interest expense	Interest expense	-	7,647
		-	7,647
RWI:
Wireless products and services	Operating, general and administrative	936	794
Wireless products and services for resale	Inventory/ Cost of video store sales	6,692	5,104
Transmission facilities	Operating, general and administrative	(326)	(326)
Rent expense	Operating, general and administrative	1,481	1,283
Consolidated billing services	Operating, general and administrative	1,660	1,239
Subscriber activation commissions and customer service	Operating revenue	(11,580)	(6,989)
Long distance and roaming income	Operating revenue	(5,460)	(3,629)
Wireless broadband expenses	Operating, general and administrative	(119)	-
Cost of PP&E	Additions to PP&E	-	125
		(6,716)	(2,399)
Media:
Access fees	Operating revenue	(1,941)	(1,720)
Advertising and production costs	Sales and marketing expenses	289	207
Sales commissions	Operating, general and administrative	238	257
Programming fees	Operating, general and administrative	5,537	5,197
		4,123	3,941
Other:
Programming fees paid to related broadcasters	Operating, general and administrative	4,835	4,491
		4,835	4,491

		$90,318	$50,267

Rogers Cable Inc.	13	First Quarter 2006

12.    Related Party Transactions (continued):

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three months ended March 31, 2006, the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$67	$44
Interest charges and other financing fees	-	7,482
	$67	$7,526

13.    Commitments:

The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts are as follows:

Year ending December 31:
2006	$96,394
2007	73,509
2008	61,879
2009	55,014
2010	47,040
2011 and thereafter	69,506
$403,342

Rogers Cable Inc.	14	First Quarter 2006

14.    Segmented Information:

As discussed in note 2, effective January 2006 the Company has the following reportable segments:

For the three months ended March 31, 2006	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(in thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$464,655	$80,365	$148,936	$81,053	$(977)	$774,032
Cost of video stores sales	-	-	-	38,228	-	38,228
Sales and marketing expenses	30,519	17,211	16,506	31,109	-	95,345
Operating, general and administrative expenses	238,593	58,509	119,646	5,364	(977)	421,135
Video store closure expenses	-	-	-	4,800	-	4,800
Integration expenses	-	-	-	-	2,896	2,896
Management fees	9,274	1,607	2,979	1,621	-	15,481
Depreciation and amortization	-	-	-	-	-	160,337
Operating income						35,810
Interest:
Long-term debt						59,108
Intercompany - RCI						7,406
Foreign exchange loss						3,160
Change in the fair value of derivative instruments						(289)
Gain on sale of investments						(103)
Other						372
Income tax expense						1,155

Loss for the period						$(34,999)
Additions to property, plant and equipment	$81,846	$21,611	$7,548	$1,098		$112,103

For the three months ended March 31, 2005 (Restated - note 2)	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(in thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$423,906	$73,470	$141,001	$83,641	$(945)	$721,073
Cost of video stores sales	-	-	-	38,420	-	38,420
Sales and marketing expenses	30,815	8,355	17,553	32,793	-	89,516
Operating, general and administrative expenses	215,606	51,020	106,725	5,249	(945)	377,655
Other charges	-	-	(372)	-	-	(372)
Management fees	8,411	-	21	1,673	-	10,105
Depreciation and amortization	-	-	-	-	-	160,937
Operating income						44,812
Interest:
Long-term debt						67,579
Intercompany - RCI						2,122
Intercompany - RTHI						7,647
Foreign exchange loss						1,179
Change in fair value of derivative instruments						(1,037)
Gain on sale of investments						(489)
Other						2,700
Income tax expense						1,828

Loss for the period						$(36,717)
Additions to property, plant and equipment	$86,787	$25,525	$8,094	$3,592		$123,998

Rogers Cable Inc.	15	First Quarter 2006